                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 7)

                                 NEUROCHEM INC.
                                -----------------
                                (NAME OF COMPANY)

                           COMMON SHARES, NO PAR VALUE
                                -----------------
                         (TITLE OF CLASS OF SECURITIES)

                                    64125K101
                                 (CUSIP NUMBER)

                              DR. FRANCESCO BELLINI
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                 NEUROCHEM INC.
                            275 ARMAND FRAPPIER BLVD.
                          LAVAL, QUEBEC H7V 4A7, CANADA
                                 (450) 680-4500
                                -----------------
           (PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)
                                  MARCH 3, 2005
                                -----------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP NO. 64125K101 13D             SCHEDULE 13D              PAGE 2 OF 21 PAGES

--------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         P. P. LUXCO HOLDINGS II S.A.R.L.
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     SOURCE OF FUNDS (See Instructions)

         AF
--------------------------------------------------------------------------------
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

         LUXEMBOURG
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
 NUMBER OF
                      0
  SHARES         ---------------------------------------------------------------
                 8.   SHARED VOTING POWER
BENEFICIALLY
                      11,068,368(1)
OWNED BY EACH    ---------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
  REPORTING
                      0
   PERSON        ---------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
    WITH:
                      11,068,368(1)
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,068,368(1)
--------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                             [ ]

--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.8%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

--------
(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D             SCHEDULE 13D              PAGE 3 OF 21 PAGES

--------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PICCHIO PHARMA INC.
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     SOURCE OF FUNDS (See Instructions)

         AF
--------------------------------------------------------------------------------
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

         CANADA
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
 NUMBER OF
                      0
  SHARES         ---------------------------------------------------------------
                 8.   SHARED VOTING POWER
BENEFICIALLY
                      11,068,368(1)
OWNED BY EACH    ---------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
  REPORTING
                      0
   PERSON        ---------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
    WITH:
                      11,068,368(1)
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,068,368(1)
--------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                             [ ]

--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.8%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

         HC, CO
--------------------------------------------------------------------------------


--------
(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D             SCHEDULE 13D              PAGE 4 OF 21 PAGES


--------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         FMRC FAMILY TRUST
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     SOURCE OF FUNDS (See Instructions)

         OO
--------------------------------------------------------------------------------
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

         ALBERTA
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
 NUMBER OF
                      0
  SHARES         ---------------------------------------------------------------
                 8.   SHARED VOTING POWER
BENEFICIALLY
                      11,318,368(1)
OWNED BY EACH    ---------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
  REPORTING
                      0
   PERSON        ---------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
    WITH:
                      11,318,368(1)
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,318,368(1)
--------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.5%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------


--------
(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D             SCHEDULE 13D              PAGE 5 OF 21 PAGES

--------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         JOHN W. CHURCHILL
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

         CANADA
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
 NUMBER OF
                      0
  SHARES         ---------------------------------------------------------------
                 8.   SHARED VOTING POWER
BENEFICIALLY
                      11,318,368(1)
OWNED BY EACH    ---------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
  REPORTING
                      0
   PERSON        ---------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
    WITH:
                      11,318,368(1)
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,318,368(1)
--------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.5%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


--------
(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D             SCHEDULE 13D              PAGE 6 OF 21 PAGES

--------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         VERNON H. STRANG
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

         CANADA
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
 NUMBER OF
                      0
  SHARES         ---------------------------------------------------------------
                 8.   SHARED VOTING POWER
BENEFICIALLY
                      11,318,368(1)
OWNED BY EACH    ---------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
  REPORTING
                      0
   PERSON        ---------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
    WITH:
                      11,318,368(1)
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,318,368(1)
--------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.5%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


--------
(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D             SCHEDULE 13D              PAGE 7 OF 21 PAGES

--------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         POWER TECHNOLOGY INVESTMENT CORPORATION
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     SOURCE OF FUNDS ( See Instructions)

         WC
--------------------------------------------------------------------------------
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

         CANADA
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
 NUMBER OF
                      1,166,666
  SHARES         ---------------------------------------------------------------
                 8.   SHARED VOTING POWER
BENEFICIALLY
                      11,068,368(1)
OWNED BY EACH    ---------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
  REPORTING
                      1,166,666
   PERSON        ---------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
    WITH:
                      11,068,368(1)
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,235,034(1)
--------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         31.9%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

         HC, CO
--------------------------------------------------------------------------------


--------
(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D             SCHEDULE 13D              PAGE 8 OF 21 PAGES


--------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         DR. FRANCESCO BELLINI
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3.     SEC USE ONLY

--------------------------------------------------------------------------------
  4.     SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

         CANADA
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
 NUMBER OF
                      354,165*
  SHARES         ---------------------------------------------------------------
                 8.   SHARED VOTING POWER
BENEFICIALLY
                      0
OWNED BY EACH    ---------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
  REPORTING
                      354,165*
   PERSON        ---------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
    WITH:
                      0
--------------------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         354,165*
--------------------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.0%
--------------------------------------------------------------------------------
  14.    TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


--------
* Includes 187,499 common shares issuable under currently exercisable options.

CUSIP NO. 64125K101 13D             SCHEDULE 13D              PAGE 9 OF 21 PAGES


         This Amendment No. 7 amends the Schedule 13D filed on October 3, 2003, as amended (the "Statement"), and is filed by (i) P.P. Luxco Holdings II S.A.R.L., (ii) Picchio Pharma, Inc., (iii) FMRC Family Trust, (iv) John W. Churchill, (v) Vernon H. Strang, (vi) Power Technology Investment Corporation and (vii) Dr. Francesco Bellini, relating to the common stock, no par value, of Neurochem Inc., a corporation organized under the Canada Business Corporation Act. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item is hereby amended by adding the following at the end thereof:

         The general corporate funds of Power Tech's sole shareholder and parent company, Power Corp., are Power Tech's source of funds for acquiring 250,000 newly issued Neurochem Shares at the offering price of Cdn $19.03 per share (for an aggregate consideration of Cdn $4,757,500). FMRC's source of funds to acquire 250,000 newly issued Neurochem Shares at the offering price of U.S. $15.30 per share (for an aggregate consideration of U.S. $3,825,000) was the proceeds of an interest free loan, payable on demand, in the amount of U.S. $3,825,000, made on March 9, 2005, by 18056 Yukon Inc., an entity in which FMRC is a shareholder, to Mr. Vern Strang as Trustee of FMRC.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended by adding the following at the end thereof:

         On March 4, 2005, the Company priced an underwritten public offering of an aggregate of 4,000,000 Neurochem Shares in the United States and Canada at an offering price of U.S. $15.30 per share (or Cdn $19.03) per share. Each of Power Tech and FMRC has agreed to purchase 250,000 Neurochem Shares in the offering (an aggregate of 12.5% of the Neurochem Shares to be sold in the offering) for the purpose of substantially maintaining its respective percentage equity ownership of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

         Item 5 is hereby amended as follows:

         The second paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

         The Filing Persons beneficially own, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, the number of Neurochem Shares as follows:

         (i) Luxco owns of record 11,068,368 Neurochem Shares (or 28.8% of the outstanding Neurochem Shares), of which 4,000,000 such shares are subject to currently exercisable warrants;

         (ii) Picchio, by virtue of its ownership of all of the issued and outstanding voting equity securities of Luxco, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco (or 28.8% of the outstanding Neurochem Shares);

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 10 OF 21 PAGES

         (iii) FMRC, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco. FMRC also directly owns, beneficially and of record, 250,000 Neurochem Shares. As a result of these holdings, FMRC beneficially owns 29.5% of the outstanding Neurochem Shares;

         (iv) Power Tech, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco. Power Tech also directly owns, beneficially and of record, 1,166,666 Neurochem Shares. As a result of these holdings, Power Tech beneficially owns 31.9% of the outstanding Neurochem Shares;

         (v) Messrs. Churchill and Strang, solely by virtue of their status as trustees of FMRC, may be deemed to share beneficial ownership of the Neurochem Shares held by Luxco and the shares held directly by FMRC, resulting in each of them beneficially owning 29.5% of the outstanding Neurochem Shares; and

         (vi) Dr. Bellini has sole beneficial ownership of 354,165 Neurochem Shares (or 1.0% of the outstanding Neurochem Shares), of which 187,499 are issuable under options that are currently exercisable or exercisable within 60 days.

         The fourth paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

         Certain directors and executive officers of Picchio, or their spouses, own Neurochem shares as follows (number of Neurochem shares in parentheses): (i) Charles Cavell (10,000); (ii) Pierre Larochelle (12,000), which he owns with his wife; and (iii) Dr. Gervais Dionne (40,000).

         The fifth paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

         By virtue of the Shareholders Agreement described in Item 6 below, Power Tech, FMRC, Picchio, Dr. Francesco Bellini and Messrs. Churchill and Strang may be deemed to be members of a group as defined in Rule 13d-5(b). However, by virtue of the waivers described in Item 6 below, (i) Power Tech was not acting in concert with any of the other foregoing persons in connection with the acquisition of its additional 300,000 Neurochem Shares reported in Amendment No. 2 to the Statement, the additional aggregate 450,000 Neurochem Shares reported in Amendment No. 3 to the Statement, and the additional 250,000 Neurochem Shares reported in this Amendment No. 7 to the Statement, and (ii) FMRC and, by virtue of their relationships to FMRC, Messrs Strang and Churchill were not acting in concert with any of the other foregoing persons in connection with its acquisition of the additional 250,000 Neurochem Shares reported in this Amendment No. 7 to the Statement. FMRC, Picchio, Luxco, Mr. Churchill and Mr. Strang each disclaims beneficial ownership of (q) the 354,165 Neurochem Shares (of which 187,499 are issuable under options that are currently exercisable or exercisable within 60 days) owned beneficially owned beneficially and of record by Dr. Bellini and (r) the 1,166,666 Neurochem Shares owned beneficially and of record by Power Tech. Each of Picchio and Luxco disclaims beneficial ownership of (s) the 250,000 Neurochem Shares owned beneficially by FMRC and, by virtue of their relationships to FMRC, Messrs Strang and Churchill, (t) the 1,166,666 Neurochem Shares owned beneficially and of record by Power Tech, and (u) the 354,165 Neurochem Shares (including 187,499 shares issuable under currently exercisable options) owned beneficially and of record by Dr. Bellini. Power Tech disclaims beneficial ownership of (v) the 250,000 Neurochem Shares owned

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 11 OF 21 PAGES

beneficially by FMRC and, by virtue of their relationships to FMRC, Messrs Strang and Churchill, and (w) the 354,165 Neurochem Shares (including 187,499 shares issuable under currently exercisable options) owned beneficially and of record by Dr. Bellini. Each of Messrs. Churchill and Strang disclaims beneficial ownership of (x) the 1,166,666 Neurochem Shares owned beneficially and of record by Power Tech and (y) the 354,165 Neurochem Shares (including 187,499 shares issuable under currently exercisable options) owned beneficially and of record by Dr. Bellini. Dr. Bellini disclaims beneficial ownership of all of the Neurochem Shares held by the other Filing Persons.

         The sixth paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

         Mutual funds which are managed or distributed indirectly by IGM Financial Inc., 55.9% of the common stock of which is owned directly by Power Financial Corporation and 3.5% of which is owned by Great-West Lifeco Inc., and segregated or other managed funds or index accounts of insurance subsidiaries of Great-West Lifeco Inc., 70.6% of the common stock of which is owned directly by Power Financial Corporation and 4.2% of which is owned by IGM Financial Inc., in the ordinary course of their investment management businesses, subject to applicable law, may hold and trade in Neurochem Shares. Power Corp., a corporation of which Mr. Paul G. Desmarais controls 64.7% of the voting power, owns 66.4% of the common stock of Power Financial Corporation. Neither Power Corp., nor Power Financial Corporation, or any of their officers, directors or employees, are involved in the exercise of the voting and investment powers with respect to securities of the Company for those funds or accounts, and, accordingly, the securities positions of those funds or accounts in the Company, if any, are not included.

         The first three sentences of subsection (b) of Item 5 are amended and restated to read in their entirety as follows:

         Except as disclosed herein, each Filing Person has the shared power to vote and to dispose of the Neurochem Shares beneficially owned by them (as defined in Rule 13d-3 under the Securities Exchange Act of 1934). FMRC and, by virtue of their relationships to FMRC, Messrs. Strang and Churchill have shared voting and dispositive power over the 250,000 Neurochem Shares owned by FMRC. Power Tech has the sole voting and dispositive power over the 1,166,666 Neurochem Shares owned of record by it. Dr. Bellini has sole voting and dispositive power over the 354,165 Neurochem Shares (including 187,499 shares issuable under currently exercisable options) owned of record by him.

         Subsection (c) of Item 5 is hereby supplemented by adding the following text at the end thereof:

         On March 3, 2005, FMRC and Power Tech each purchased 250,000 Neurochem Shares at a purchase price of, in the case of FMRC, U.S. $15.30 per share (for a consideration of U.S. $3,825,000) and, in the case of Power Tech, Cdn $19.03 per share for a consideration of Cdn $4,757,500. These aggregate 500,000 Neurochem Shares were purchased by FMRC and Power Tech in

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 12 OF 21 PAGES

connection with the offering of an aggregate of 4,000,000 Neurochem Shares by the Company conducted concurrently in the United States and Canada. No other transactions in respect of the Neurochem Shares have been effected by any of the persons named in Exhibits A, B or C to the Statement during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         Item 6 is hereby supplemented by adding the following text at the end thereof:

         Effective as of March 3, 2005, the parties to the Shareholders Agreement consented to each of Power Tech's and FMRC's acquisition of up to 250,000 Neurochem Shares during the month of March 2005 and waived the rights pursuant to Article 9 of the Shareholders Agreement in connection with these acquisitions. On March 3, 2005, FMRC and Power Tech each purchased 250,000 Neurochem Shares at a purchase price of, in the case of FMRC, U.S. $15.30 per share, for a consideration of U.S. $3,825,000 and, in the case of Power Tech, Cdn $19.03 per share, for a consideration of Cdn $4,757,500.

         On March 9, 2005, for the purposes of funding the purchase of the 250,000 Neurochem Shares on behalf of FMRC, Mr. Strang as Trustee of FMRC entered into an Acknowledgement of Debt with 18056 Yukon Inc., an entity in which FMRC is a shareholder. Under the terms of the agreement, 18056 Yukon Inc. made an interest-free loan, payable on demand, in the amount of U.S. $3,825,000, to Mr. Strang as Trustee of FMRC.

         As previously disclosed in the Company's registration statement on Form F-10 filed with the Securities and Exchange Commission on March 4, 2005, file number 333-122965, pursuant to the Form of Underwriting Agreement (the "Underwriting Agreement") by and among the Company, UBS Securities LLC ("UBS") and the other underwriters named therein (collectively with UBS, the "Underwriters"), each of the directors and officers of the Company, including Dr. Bellini and Peter Kruyt, and Picchio agreed with the Underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any Neurochem Shares or securities convertible into or exchangeable for Neurochem Shares for 90 days from the date of the Underwriting Agreement, subject to certain permitted exceptions, without the prior written consent of UBS, acting on behalf of the Underwriters. This description of the Underwriting Agreement is qualified in its entirety by reference to the Form of Underwriting Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are amended and restated in their entirety and attached hereto:

         A.       Directors and Executive Officers of Power Corporation of
                  Canada.

         C.       Directors and Executive Officers of the Filing Persons.

         The following Exhibits are added and attached hereto:

         U. Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of March 3, 2005.

         V. Acknowledgement of Debt, made on March 9, 2005, by and between Vern Strang As Trustee of The FMRC Family Trust and 18056 Yukon Inc.

         W. Underwriting Agreement by and among Neurochem Inc., UBS Securities LLC, CIBC World Markets Corp., Piper Jaffray & Co., Desjardins Securities Inc., Wells Fargo Securities, LLC, BMO Nesbitt Burns Inc., and Fortis Securities LLC (Incorporated by reference to Exhibit 3 to the Company's registration statement on Form F-10 filed with the Securities and Exchange Commission (file no. 333-122965) on March 4, 2005).

CUSIP NO. 64125K101 13D             SCHEDULE 13D            PAGE 13 OF 21 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2005

                                           P.P. LUXCO HOLDINGS II S.A.R.L.

                                           By:      /s/ Francesco Bellini
                                                    ----------------------------
                                           Name:    Dr. Francesco Bellini
                                           Title:   Manager


                                           By:      /s/ Stephane Hadet
                                                    ----------------------------
                                           Name:    Stephane Hadet
                                           Title:   Manager

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 14 OF 21 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2005

                                             PICCHIO PHARMA INC.

                                             By:      /s/ Francesco Bellini
                                                      --------------------------
                                             Name:    Dr. Francesco Bellini
                                             Title:   Chairman and Director

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 15 OF 21 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2005

                                             FMRC FAMILY TRUST

                                             By:      /s/ Vernon H. Strang
                                                      --------------------------
                                             Name:    Vernon H. Strang
                                             Title:   Trustee

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 16 OF 21 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2005

                                               /s/ John Churchill
                                               --------------------------------
                                               JOHN W. CHURCHILL, Trustee

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 17 OF 21 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2005

                                                /s/ Vernon H. Strang
                                                --------------------------------
                                                VERNON H. STRANG

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 18 OF 21 PAGES

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2005

                                                 /s/ Francesco Bellini
                                                 -------------------------------
                                                 DR. FRANCESCO BELLINI

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 19 OF 21 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2005

                                       POWER TECHNOLOGY INVESTMENT CORPORATION

                                       By:     /s/ Leslie Raenden
                                               --------------------------------
                                       Name:   Leslie Raenden
                                       Title:  Executive Vice-President Finance

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 20 OF 21 PAGES

EXHIBIT
 INDEX              EXHIBIT  NAME


--------------------------------------------------------------------------------
A.       Directors and Executive Officers of Power Corporation of
         Canada.*******

--------------------------------------------------------------------------------
B. Persons who may be deemed in control of Power Technology Investment Corporation.*

--------------------------------------------------------------------------------
C.       Directors and Executive Officers of the Filing Persons.*******

--------------------------------------------------------------------------------
D. Subscription Agreement by and among Neurochem Inc., P.P. Luxco Holdings II S.A.R.L. and Picchio Pharma Inc., dated July 25, 2002.*

--------------------------------------------------------------------------------
E. Shareholders Agreement by and among Power Investment Technology Corporation, FMRC Family Trust, Picchio Pharmaceuticals Inc. and Dr. Francesco Bellini, as amended, dated December 17, 2001.*

--------------------------------------------------------------------------------
F.       Warrant dated July 25, 2002.*

--------------------------------------------------------------------------------
G.       Warrant dated February 18, 2003.*

--------------------------------------------------------------------------------
H.       Joint Filing Agreement.*

--------------------------------------------------------------------------------
I. Memorandum of Agreement between Torquay Consultadoria y Servicios LDA and Power Technology Investment Corporation, dated May 5, 2004, with an effective date of May 6, 2004.**

--------------------------------------------------------------------------------
J. Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of April 30, 2004.**

--------------------------------------------------------------------------------
K. Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of May 27, 2004 up until August 31, 2004.***

--------------------------------------------------------------------------------
L. Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Event Driven Holding Fund Ltd. and Power Tech.***

--------------------------------------------------------------------------------
M.       Memorandum of Agreement, dated as of May 28, 2004, by and between DKR
         Saturn

--------------------------------------------------------------------------------

----------------

*        Previously filed with Schedule 13D on October 3, 2003.

**       Previously filed with Amendment No. 2 to Schedule 13D on May 11, 2004.

***      Previously filed with Amendment No. 3 to Schedule 13D on July 26, 2004.

****     Previously filed with Amendment No. 4 to Schedule 13D on August 2,
         2004.

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 21 OF 21 PAGES


--------------------------------------------------------------------------------
         Multi-Strategy Holding Fund Ltd. and Power Tech.***

--------------------------------------------------------------------------------
N. Memorandum of Agreement, dated as of July 22, 2004, by and between Viking Global Equities LP and Power Tech.***

--------------------------------------------------------------------------------
O. Memorandum of Agreement, dated as of July 22, 2004, by and between VGE III Portfolio Ltd. and Power Tech.***

--------------------------------------------------------------------------------
P. Credit Agreement, dated by and between Picchio and National Bank of Canada.****

--------------------------------------------------------------------------------
Q. Pledge Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.****

--------------------------------------------------------------------------------
R. Guarantee Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.****

--------------------------------------------------------------------------------
S.       Commitment Letter, dated February 14, 2005.******

--------------------------------------------------------------------------------
T. Agreement made as of December 1, 2004 by and between the Company and Dr. Bellini.******

--------------------------------------------------------------------------------
U. Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of March 3, 2005.*******

--------------------------------------------------------------------------------
V. Acknowledgement of Debt, made on March 9, 2005, by and between Vern Strang As Trustee of The FMRC Family Trust and 18056 Yukon Inc.*******

--------------------------------------------------------------------------------
W. Underwriting Agreement by and among Neurochem Inc., UBS Securities LLC, CIBC World Markets Corp., Piper Jaffray & Co., Desjardins Securities Inc., Wells Fargo Securities, LLC, BMO Nesbitt Burns Inc., and Fortis Securities LLC (Incorporated by reference to Exhibit 3 to the Company's registration statement on Form F-10 filed with the Securities and Exchange Commission (file no. 333-122965) on March 4, 2005).

--------------------------------------------------------------------------------

----------------

******   Previously filed with Amendment No. 6 to Schedule 13D on February 25,
         2005.

*******  Filed herewith.